Room 4561

June 8, 2007

Steven D. Pellizzer
Chief Financial Officer
Cybersource Corporation
1295 Charleston Road
Mountain View, California 94043

Re: Cybersource Corporation
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 13, 2007
        Form 10-Q for the quarterly period ended March 31, 2007
        Filed May 08, 2007
        File No. 000-26477

Dear Mr. Pellizzer:

        We have reviewed your response letter dated May 02, 2007 and the above related filings, and have the following comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended March 31, 2007

Controls and Procedures, page 18

1. Expand your disclosure to also indicate that your disclosure controls and procedures are also designed to ensure that information required to be disclosed is accumulated and communicated to management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Confirm your intent to conform your disclosures in future filings.

2. We note your response to prior comment 5 of our letter dated April 18, 2007, however, your filing does not appear to include the disclosure required by Item 308(c) of Regulation S-K. Confirm that in future filings you will disclose any change in your

internal controls that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Other

3. As previously requested, a representative from the Company should acknowledge, in writing, that:
    * the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Tamara Tangen at (202) 551-3443 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief